UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
FORM 12b-25
NOTIFICATION OF LATE FILING
COMMISSION FILE NUMBER: 1-7939

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10Q ☐ Form N-SAR

For Period Ended: September 30, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION
VICON INDUSTRIES, INC.
Full Name of Registrant

Former Name if Applicable

135 Fell Court
Address of Principal Executive Offices (Street and Number)

Hauppauge, New York 11788
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b) The subject quarterly report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.
☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
The Registrant is unable to file its Form 10-K within the prescribed time period because it has not completed all its required disclosures.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

John M. Badke	631	952-2288
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

VICON INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 31, 2018

By: /s/ John M. Badke
John M. Badke
Chief Operating Officer and
Chief Financial Officer